Exhibit 99.1

AuRico Gold Announces Details for First Quarter Results and Annual General Meeting

TORONTO, March 31, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced that it will release the Company's first quarter financial results for the period ended March 31, 2015 after market close on Wednesday, May 6, 2015. The financial statements will be available on the Company's website at www.auricogold.com or www.sedar.com. Additionally, the Company will host its Annual General and Special Meeting on Thursday, May 7, 2015.

Webcast and Conference Call

A webcast and conference call will be held on Thursday, May 7, 2015 starting at 8:30 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access

•	International & Toronto: 1-647-427-7450
•	Canada & U.S. Toll Free: 1-888-231-8191

Please ask to be placed into the AuRico Gold 2015 First Quarter Results Conference Call.

Conference Call Live Webcast
The conference call will be broadcast live on the internet via webcast. To access the webcast, please follow this link: http://www.newswire.ca/en/webcast/detail/1510135/1683431.

Archive Call Access
If you are unable to attend the conference call, a replay will be available until midnight, May 14, 2015 by dialing the appropriate number below:

•	International & Toronto: 1-416-849-0833 Passcode: #18634127
•	Canada & U.S. Toll Free: 1-855-859-2056 Passcode: #18634127

Archive Webcast
The webcast will be archived for 90 days. To access the archived webcast, visit the Company's website at www.auricogold.com or follow this link: http://www.newswire.ca/en/webcast/detail/1510135/1683431.

Annual General and Special Meeting

AuRico Gold's 2015 Annual General and Special Meeting for shareholders will be held on Thursday, May 7, 2015 at 10:00 a.m. Eastern Time, at the Toronto Region Board of Trade, 77 Adelaide St., W., Toronto, ON M5X 1C1.

About AuRico Gold
AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Property in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

SOURCE AuRico Gold Inc.

For further information: please visit the AuRico Gold website at www.auricogold.com or contact: Anne Day, Vice President, Investor Relations & Communications, AuRico Gold Inc., 1-647-260-8880